                                                      FILED BY FREEMARKETS, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                   SUBJECT COMPANY:  ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION
                 GIVEN BY FREEMARKETS, INC. ON FEBRUARY 15, 2001


Create your Own Markets with FreeMarkets
QuickSource(TM) Solution

Chris Gormley
Director, Product Management
FreeMarkets, Inc.

[FREEMARKETS LOGO]
Better business(TM)

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

Answer Your Questions...
-  What is QuickSource?
-  When would I use QuickSource?
-  Can I see QuickSource?
-  What sets QuickSource apart?
-  What's next?

                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

Announcing General Availability

FreeMarkets
QuickSource(TM)
The power to create your own eMarkets.


                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

What is FreeMarkets QuickSource(TM) solution?

A web-based sourcing application that enables professional buyers to create and manage their own eMarkets


Fully hosted...

Customer branded...                           [FREEMARKETS "ABOUT QUICKSOURCE"
                                              WEB PAGE]
Self-service...

Dynamic pricing eMarket


                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

Online sourcing with the QuickSource(TM) solution

Use your sourcing expertise to run your own private-label eMarket - your way, any time, with anyone

-  Leading eSourcing technology platform
-  Intuitive, easy-to-use features and work flow
-  Adaptable to a wide variety of spend types
-  Cost-effective ASP-model solution
-  Dynamic pricing right from your desktop, 24/7


                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

QuickSource(TM) Solution Benefits

- Solution based on 9,200 auctions and over $14 billion of online auction experience
- Solution is part of FreeMarkets' eSourcing Portfolio of industry-leading technology and services
- Access to value added services and information such as eMarket Management Services
-  ASP delivered with rapid deployment
-  Continual functional improvements



                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

What does QuickSource(TM) represent?

Fundamentally new offering...

-  First "Software only" offering that incorporates our Intellectual Capital

-  Broadens FreeMarkets' customer base

-  Helps current customers get savings on all their spend volume

-  Provides platform to flexibly offer value added services



                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

QuickSource Fits within eSourcing Suite

                        FreeMarkets' eSourcing Suite(TM)

FreeMarkets eMarket                                    Your eMarket
-------------------                                    ------------
FullSource(TM)                                         QuickSource(TM)
DirectSource(TM)



                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

When to Use QuickSource(TM) Solution?

Yes - Do I manually send out for bid many repeat, spot, advance purchase or lesser value RFQ/RFP's?

Yes - Do I want to build an eSourcing market core competency?



                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

QuickSource(TM) Solution Features

             Create                                Collaborate                             Negotiate
Create eRFQ / Set Market Rules           Manage and collaborate with suppliers     Manage market and award decision
-  Create RFQs                           -  Publish RFQ (single or                 -  Market feedback (bid graph)
-  Attach specifications                    multi-line item)                       -  Multiple line items
-  Upload supplier information           -  Send bulk messages to                  -  Critical auction features
   from back-end systems (e.g. ERP)         supply base                               (e.g. dynamic lot closing)
-  Query supplier database /             -  Answer queries                         -  Advanced auction management
   selecte suppliers                     -  Invite additional suppliers               (e.g. auction administrator,
-  Choose market format through             or remove suppliers                       surrogate bidding, removing
   auction wizard                                                                     bids)
                                                                                   -  Award to supplier



                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                             [FREEMARKETS LOGO]
                                                            Better business(TM)

View Demonstration


                 [FREEMARKETS "WELCOME TO QUICKSOURCE" WEB PAGE]


                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                             [FREEMARKETS LOGO]
                                                            Better business(TM)

Technical Brief

-  Windows 2000 Operating System
-  Multi tiered WinDNA Architecture
-  Microsoft active server page technology
-  Scalable, load balanced, high availability infrastructure
-  Double byte enabled architecture

[TO RIGHT OF TEXT, LOGOS FOR MICROSOFT WINDOWS 2000, MICROSOFT SQL SERVER, MICROSOFT WINDOWS 2000 SERVER & ADVANCED SERVER, CISCO SYSTEMS, INTEL INSIDE, AND COMPAQ]



                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                             [FREEMARKETS LOGO]
                                                            Better business(TM)

QuickSource(TM) Professional Education can help you succeed

Curriculum Overview

Module 1 - Market Making for QuickSource(TM)             Module 2 - Market Operations for QuickSource(TM)

Teach buyers and administrators how to create            Teach buyers and administrators rules and methods of
effective online markets using the QuickSource(TM)       operating their own auction marketplace
platform

Module 3 - Application Training                          Module 4 - QuickSource(TM) Administration

Teach buyers how to use the application using            Additional module for administrators only
case study method





                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                             [FREEMARKETS LOGO]
                                                            Better business(TM)

QuickSource(TM) Case Study: Citric Acid

Situation
---------

Purchase citric acid, a key product ingredient

Market Overview
---------------

Supply Category:  Citric Acid

Buyer:  Global Food Products Company

Suppliers:  4

Historic Cost:  $1,354,000



                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                             [FREEMARKETS LOGO]
                                                            Better business(TM)

QuickSource(TM) Case Study:  Citric Acid

Results

- Increased efficiency by creating a reusable electronic RFQ for a regularly repeated sourcing category.
- Lowered costs of direct goods in a pure commodity market by using dynamic pricing technology.
-  Saved $135,000 - 10 percent below the historic price.

[TO LEFT OF TEXT, FREEMARKETS "ABOUT QUICKSOURCE" WEB PAGE]



                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                             [FREEMARKETS LOGO]
                                                            Better business(TM)

QuickSource(TM) Case Study:  Seals

Situation
---------

Purchase seals used in the production of automotive systems

Market Overview
---------------

Supply Category:  Core Top Seals

Buyer:  Automotive Systems Manufacturer

Suppliers:  3

Historic Cost:  $310,800



                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                             [FREEMARKETS LOGO]
                                                            Better business(TM)

QuickSource(TM) Case Study:  Seals

Results

- Increased efficiency by managing the entire sourcing project right from the buyer's desktop.

- Improved market transparency by providing timely market information to both buyers and suppliers, thereby increasing competition and driving prices lower.

-  Saved $36,800 - 12 percent from the historic price.

[TO LEFT OF TEXT, FREEMARKETS "ABOUT QUICKSOURCE" WEB PAGE]


                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                             [FREEMARKETS LOGO]
                                                            Better business(TM)

QuickSource(TM) Case Study:  Levers

Situation
---------

Purchase levers used in aerospace applications

Market Overview
---------------

Supply Category:  Levers

Buyer:  Aerospace Company

Suppliers:  4

Historic Cost:  $481,000


                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

QuickSource(TM) Case Study:  Levers

Results

- Applied sourcing expertise online to streamline processes and realize savings.
- Improved sourcing results without allocating additional IT hardware or software.
-  Saved $67,000 - 14 percent below the historic price.

[TO LEFT OF TEXT, FREEMARKETS "ABOUT QUICKSOURCE" WEB PAGE]


                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

QuickSource(TM) Solution - What's Next


Bidding           -  Enhanced Bidding formats (e.g. NPV)
                  -  Non-price and multi-attribute negotiation modules

Configuration     -  Commodity specific "plug-ins" incorporating template
                     and suppliers
                  -  Robust Permission Management
                  -  Broaden ERP integration

Connectivity      -  Bulk Data Upload/Download
                  -  ERP Integration

Collaboration     -  Enhanced Reporting & Analysis
                  -  Building in Messaging
                  -  Multi-language


                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

QuickSource(TM) Solution Future Options...

                                                         QuickSource(TM)      QuickSource(TM)      On demand
                                    QuickSource(TM)           Plus                Premium           Services
QuickSource(TM)                           X                    X                    X
ASP Solution
eMarket Operations Services(TM)                                X                    X
eMarket Strategy(TM)Services                                                        X
QuickMarket Supplier                                                                                   X
Intelligence(TM)
Professional Education                                                                                 X


                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

                                                              [FREEMARKETS LOGO]
                                                             Better business(TM)

[FREEMARKETS LOGO]
QuickSource(TM)
The power to create your own eMarkets.

Questions?


                                (C)2001 FreeMarkets(R) Inc. All rights reserved.
                                           Confidential property of FreeMarkets.

Forward-looking statements

Statements in this report that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

Where You Can Find Additional Information

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Joint Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Joint Proxy Statement/Prospectus.